Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND FULL YEAR
2008 FINANCIAL RESULTS

DUBLIN, IRELAND, January 12, 2009 -- Elan Corporation, plc (NYSE: ELN) announced today that it will host a conference call on Tuesday, February 10, 2009 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan’s fourth quarter and full year 2008 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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